FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the "Company" or "Platinum Group")
838 - 1100 Melville Street Vancouver BC, V6E 4A6
Telephone: (604) 899-5450

ITEM 2. DATE OF MATERIAL CHANGE

April 14, 2021

ITEM 3. NEWS RELEASE

A news release was disseminated on April 14, 2021 to the Toronto Stock Exchange ("TSX") as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company reported that a further notice to appeal the decision granting Waterberg JV Resources (Pty) Ltd. a mining right was received by the Company on April 14, 2021.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full Description of Material Change

The Company confirmed that a further notice to appeal the decision granting Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") a mining right was received by the Company on April 14, 2021.  The notice is reported to be filed by a local community in the area of the proposed mine infrastructure.  The Department of Mineral Resources and Energy ("DMRE") granted the mining right on January 28, 2021.  The Company believes that all requirements specified under the Mineral and Petroleum Resources Development Act ("MPRDA") have been complied with and that Minister Gwede Mantashe's office correctly issued the notice of the granting of the mining right.  Waterberg JV Resources (Pty) Ltd is accordingly opposing the appeal. According to the MPRDA, an appeal can be considered by the Minister for determination within a 130-business day timeframe.  The mining right currently remains active and was notarially executed by the DMRE on April 13, 2021.

Platinum Group has completed well-documented, extensive and meaningful consultations with recognized representatives in local communities, the DMRE and government. The consultation includes the group claiming an appeal. The Waterberg Project is projected to be a large palladium, platinum, rhodium and gold mine and the Company anticipates that its development will result in significant positive spin-offs in terms of investments, exports, jobs and skills development.

The Company intends to continue our consultation with the DMRE and recognized local authorities and community representatives on our plans for the Waterberg site.

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this material change report, which has been prepared by management.

The recent COVID-19 pandemic and related measures taken by government create uncertainty and have had, and may continue to have, an adverse impact on many aspects of the Company's business, including employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of capital and insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.

This material change report contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"), including statements regarding the appeal of the mining right; the applicable procedures, timeline and potential results of such appeal; the development of the Waterberg project and the potential benefits and results thereof; the Company's intentions for future consultations; the potential use of palladium and platinum in lithium battery applications; and the Company's other future plans and expectations.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events.  All statements that are not statements of historical fact are forward-looking statements.  Although the Company believes any forward-looking statements in this material change report are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19 (as described above), the Company's inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; additional financing requirements; the US $20 million senior secured facility with the Sprott Private Resource Lending II (Collector), LP ("Sprott") entered into August 21, 2019 (the "2019 Sprott Facility") is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Co. to Sprott, under the 2019 Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project in the event of a default under the 2019 Sprott Facility or any new secured indebtedness; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company, including the appeal of the mining right; an adverse decision on the appeal on the Mining Right could delay or prevent the Company from having the mining right reinstated and developing the Waterberg Project; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the Toronto Stock Exchange if it cannot maintain compliance with the applicable listing requirements; and the other risk factors described in the Company's Form 20-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

5.2 Disclosure for Restructuring Transactions

N/A

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Frank Hallam, CFO
T: (604) 897-7374

ITEM 9. DATE OF REPORT

April 14, 2021